Exhibit 99.1

AO 245B	(Rev. 09/11) Judgment in a Criminal Case
Sheet 1

UNITED STATES DISTRICT COURT

Eastern District of Louisiana

UNITED STATES OF AMERICA	)	JUDGMENT IN A CRIMINAL CASE
v.	)
BP EXPLORATION AND PRODUCTION, INC.	)	Case Number: 12-292 “R”
)
	)	USM Number:
)
	)	MARK FILIP, CORPORATE REPRESENTATIVE
	)	Defendant’s Attorney

THE DEFENDANT:
☒	pleaded guilty to count(s)	1 THROUGH 14 OF THE BILL OF INFORMATION ON JANUARY 29, 2013
☐	pleaded nolo contendere to count(s) which was accepted by the court.
☐	was found guilty on count(s) after a plea of not guilty.

The defendant is adjudicated guilty of these offenses:

Title & Section	Nature of Offense	Offense Ended	Count
18:1115	Seaman’s Manslaughter		1 thru 11
33:1319(c)(1)(A)	Clean Water Act Violation		12
and 1321(b)(3)

The defendant is sentenced as provided in pages 2 through     4     of this judgment. The sentence is imposed pursuant to the Sentencing Reform Act of 1984.

☐ The defendant has been found not guilty on count(s)
☐ Count(s)	☐ is	☐ are	dismissed on the motion of the United States.

It is ordered that the defendant must notify the United States attorney for this district within 30 days of any change of name, residence, or mailing address until all fines, restitution, costs, and special assessments imposed by this judgment are fully paid. If ordered to pay restitution, the defendant must notify the court and United States attorney of material changes in economic circumstances.

1/29/2013
Date of Imposition of Judgment

/S/ SARAH VANCE
Signature of Judge

SARAH S. VANCE	U.S. District Judge
Name and Title of Judge

1/30/13
Date

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AO 245B

(Rev. 09/11) Judgment in a Criminal Case Sheet 1A

Judgment—Page 2 of 4

DEFENDANT: BP EXPLORATION AND PRODUCTION, INC.

CASE NUMBER: 12-292 “R”

ADDITIONAL COUNTS OF CONVICTION Title & Section Nature of Offense Offense Ended Count 16:703, 707(a) Migratory Bird Treaty Act 13 18:1505 Obstruction of Justice 14

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AO 245B(Rev. 09/11) Judgment in a Criminal Case

Sheet 4—Probation

Judgment—Page 3 of 4

DEFENDANT: BP EXPLORATION AND PRODUCTION, INC.

CASE NUMBER: 12-292 “R”

PROBATION

The defendant is hereby sentenced to probation for a term of :

five years. This term consists of five years as to each of Counts 1 through 14, all such terms to run concurrently. All terms and conditions of probation are listed on Attachment 1. These are exclusive of other conditions.

The defendant shall not commit another federal, state or local crime.

The defendant shall not unlawfully possess a controlled substance. The defendant shall refrain from any unlawful use of a controlled substance. The defendant shall submit to one drug test within 15 days of placement on probation and at least two periodic drug tests thereafter, as determined by the court.

The above drug testing condition is suspended, based on the court’s determination that the defendant poses a low risk of future substance abuse. (Check, if applicable.)

The defendant shall not possess a firearm, ammunition, destructive device, or any other dangerous weapon. (Check, if applicable.)

The defendant shall cooperate in the collection of DNA as directed by the probation officer. (Check, if applicable.)

The defendant shall comply with the requirements of the Sex Offender Registration and Notification Act (42 U.S.C. § 16901, et seq.) as directed by the probation officer, the Bureau of Prisons, or any state sex offender registration agency in which he or she resides, works, is a student, or was convicted of a qualifying offense. (Check, if applicable.)

The defendant shall participate in an approved program for domestic violence. (Check, if applicable.)

If this judgment imposes a fine or restitution, it is a condition of probation that the defendant pay in accordance with the Schedule of Payments sheet of this judgment.

The defendant must comply with the standard conditions that have been adopted by this court as well as with any additional conditions on the attached page.

STANDARD CONDITIONS OF SUPERVISION

1) the defendant shall not leave the judicial district without the permission of the court or probation officer;

2) the defendant shall report to the probation officer in a manner and frequency directed by the court or probation officer;

3) the defendant shall answer truthfully all inquiries by the probation officer and follow the instructions of the probation officer;

4) the defendant shall support his or her dependents and meet other family responsibilities;

5) the defendant shall work regularly at a lawful occupation, unless excused by the probation officer for schooling, training, or other acceptable reasons; 6) the defendant shall notify the probation officer at least ten days prior to any change in residence or employment; 7) the defendant shall refrain from excessive use of alcohol and shall not purchase, possess, use, distribute, or administer any controlled substance or any paraphernalia related to any controlled substances, except as prescribed by a physician;

8) the defendant shall not frequent places where controlled substances are illegally sold, used, distributed, or administered;

9) the defendant shall not associate with any persons engaged in criminal activity and shall not associate with any person convicted of a felony, unless granted permission to do so by the probation officer;

10) the defendant shall permit a probation officer to visit him or her at any time at home or elsewhere and shall permit confiscation of any contraband observed in plain view of the probation officer;

11) the defendant shall notify the probation officer within seventy-two hours of being arrested or questioned by a law enforcement officer; 12) the defendant shall not enter into any agreement to act as an informer or a special agent of a law enforcement agency without the permission of the court; and 13) as directed by the probation officer, the defendant shall notify third parties of risks that may be occasioned by the defendant’s criminal record or personal history or characteristics and shall permit the probation officer to make such notifications and to confirm the defendant’s compliance with such notification requirement.

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AO 245B(Rev. 09/11) Judgment in a Criminal Case

Sheet 5 — Criminal Monetary Penalties

Judgment — Page 4 of 4

DEFENDANT: BP EXPLORATION AND PRODUCTION, INC.

CASE NUMBER: 12-292 “R”

CRIMINAL MONETARY PENALTIES

The defendant must pay the total criminal monetary penalties under the schedule of payments on Sheet 6.

Assessment Fine Restitution

TOTALS $ $4,975.00 See Attachment 2 $0.00

☐ The determination of restitution is deferred until __. An Amended Judgment in a Criminal Case (AO 245C) will be entered after such determination.

☐ The defendant must make restitution (including community restitution) to the following payees in the amount listed below.

If the defendant makes a partial payment, each payee shall receive an approximately proportioned payment, unless specified otherwise in the priority order or percentage payment column below. However, pursuant to 18 U.S.C. § 3664(i), all nonfederal victims must be paid before the United States is paid.

Name of Payee Total Loss* Restitution Ordered Priority or Percentage

TOTALS $ 0.00 $ 0.00

☐ Restitution amount ordered pursuant to plea agreement $

☐ The defendant must pay interest on restitution and a fine of more than $2,500, unless the restitution or fine is paid in full before the fifteenth day after the date of the judgment, pursuant to 18 U.S.C. § 3612(f). All of the payment options on Sheet 6 may be subject to penalties for delinquency and default, pursuant to 18 U.S.C. § 3612(g).

☐ The court determined that the defendant does not have the ability to pay interest and it is ordered that:

☐ the interest requirement is waived for the ☐ fine ☐ restitution.

☐ the interest requirement for the ☐ fine ☐ restitution is modified as follows:

* Findings for the total amount of losses are required under Chapters 109A, 110, 110A, and 113A of Title 18 for offenses committed on or after September 13, 1994, but before April 23, 1996.

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Attachment 1: Terms and Conditions of Probation

The defendant’s term of probation shall include the following mandatory and discretionary special conditions.

1. The defendant shall not commit another federal, state, or local crime.

2. The defendant shall notify the Probation Officer within 72 hours of any criminal prosecution against the defendant.

3. The defendant shall answer truthfully all inquiries by the Probation Officer.

4. The defendant shall provide to the Probation Officer full access to any of defendant’s business operating locations.

5. The defendant shall give ten days prior notice to the Probation Officer of any intended change in principal business location or mailing address.

6. The defendant shall notify the Court and the Probation Officer of any material change in the defendant’s economic circumstances that might affect the defendant’s ability to pay the fines and other financial obligations defendant is ordered to satisfy as a condition of probation.

7. The defendant shall pay the fines imposed by this judgment.

8. The defendant shall comply with all of the terms and conditions of the order attached to this J&C. The order contains the special terms and conditions of probation contained in the proposed order attached as Exhibit B to the parties’ plea agreement.

The terms of the order include the payment of $2.744 billion dollars, consisting of $350 million to the National Academy of Sciences and $2.394 billion to the National Fish and Wildlife Foundation to be paid in accordance with the schedule and for the purposes specified by the terms of the order. The defendant must also satisfy all of the other terms and conditions set forth in the order.

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Attachment 2: Fines

The defendant shall pay a fine of $1.256 billion dollars as follows:

As to counts 1-11, the maximum statutory fine pursuant to 18 U.S.C. § 3571(c) of $500,000 per count, totaling $5.5 million dollars. The fines payable for counts 1-11 shall be payable to the Clerk, United States District Court, Eastern District of Louisiana and shall be paid within 60 days of sentencing.

As to count 12, a total of $1.15 billion dollars shall be paid to the Oil Spill Liability Trust Fund, pursuant to 33 U.S.C. § 1319(c)(1)(a) and 1321(b)(3), 18 U.S.C. § 3571(d) and 26 U.S.C. § 9509(b)(8).

As to count 13, a total of $100 million dollars shall be paid to the North American Wetlands Conservation Fund, pursuant to 16 U.S.C. § 703, 707 and 4406(b) and 18 U.S.C. § 3571(d), for the purposes of wetlands restoration and conservation projects located in the United States bordering the Gulf of Mexico or otherwise designed to benefit migratory birds species and other wildlife and habitant affected by the Macondo oil spill.

As to counts 12 and 13, the fine shall be paid on a pro-rata basis as follows:

$250 million dollars shall be paid within 60 days of sentencing; an additional $250 million dollars shall be paid within one year of sentencing; an additional $250 million dollars shall be paid within two years of sentencing; an additional $150 million dollars shall be paid within three years of sentencing; an additional $150 million shall be paid within four years of sentencing; and the remainder shall be paid within five years of sentencing.

As to count 14, the maximum statutory fine of $500,000 pursuant to 18 U.S.C. § 3571(c) shall be payable to the Clerk, United States District Court, Eastern District of Louisiana and shall be paid within 60 days of sentencing.

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UNITED STATES DISTRICT COURT

FOR THE EASTERN DISTRICT OF LOUISIANA

UNITED STATES OF AMERICA *

*

v. * Case No. 12-292

BP EXPLORATION & *

PRODUCTION, INC. *

*

* * *

ORDER

Pursuant to 18 U.S.C. § 3563(b)(22), IT IS HEREBY ORDERED:

Monitors

1. Retention of Monitors and Duties:

a. Process Safety Monitor: The defendant shall retain, subject to approval by the Assistant Attorney General, Criminal Division, Department of Justice (“DOJ”), or his/her designee, a process safety monitor who shall be experienced in process safety and risk management and familiar with complex industrial operations such as deepwater oil and gas drilling (hereinafter the “Process Safety Monitor”). The Process Safety Monitor’s duties will be to review, evaluate and provide recommendations for the improvement of defendant’s process safety and risk management procedures, including, but not limited to, the defendant’s major accident/hazard risk review of drilling-related process safety barriers and mitigations, for the purpose of preventing future harm to persons, property and the environment resulting from deepwater drilling in the Gulf of Mexico by the defendant and its Affiliates. For the purposes of this Order, the term “Affiliates” shall mean any entity

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controlled, directly or indirectly, by BP plc that participates in deepwater drilling in the Gulf of Mexico, whether such entity is in existence now or in the future. The Process Safety Monitor shall among other things participate in defendant’s major accident/hazard risk review for drilling, intervention, and completion, including: reviewing of relevant materials, participating in meetings and other deliberations, and making suggestions on the strength and effectiveness of the risk mitigation and prevention measures, and changes in such measures.

b. Ethics Monitor: The defendant shall retain, subject to approval by the Assistant Attorney General, Criminal Division, DOJ, or his/her designee, an ethics monitor who shall be familiar with best practices with respect to corporate codes of conduct, including implementation, training and enforcement thereof (hereinafter the “Ethics Monitor”). The Ethics Monitor’s duties will be to review and provide recommendations for improvement of BP plc’s Code of Conduct and its implementation and enforcement for the purpose of preventing future criminal and ethical violations with respect to dealings with regulatory and enforcement authorities by the defendant and Affiliates, including, but not limited to, violations related to the conduct giving rise to the Information filed in this matter. In the event that any federal suspension and debarment authority requires a monitor with responsibilities related to ethics and compliance in any agreement with a suspension and debarment authority, the defendant may petition DOJ to have the Ethics Monitor replaced by (or have the duties combined with that of) such other monitor.

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2. Monitorship Scheduling and Compensation;

a. Within 60 calendar days after the Court imposes sentence (the “Effective Date”), the defendant shall forward to the Assistant Attorney General, Criminal Division, DOJ, or his/her designee, the names of no more than five proposed monitors ranked in order of preference as to each of the two categories of monitorships. DOJ will promptly review and assess the defendant’s proposals. The defendant shall retain each monitor as soon as possible, but not later than 60 calendar days after the date that DOJ approves each such proposed monitor.

b. The monitorships shall exist for a period of four years from the date of the monitor’s engagement unless earlier terminated pursuant to paragraph 4(f) herein.

c. Each monitor shall have the authority to employ personnel reasonably necessary, and with appropriate professional qualifications, to assist in the proper discharge of the monitor’s duties, as specified herein. The defendant shall have the opportunity to perform routine conflict checks on individuals or entities the monitor proposes to engage, and within two weeks of a proposed engagement, the defendant shall advise the monitor if any conflict exists. Any disputes in this respect shall be decided by DOJ in its sole discretion.

d. The reasonable compensation and expenses of each monitor, and any persons hired by each monitor pursuant to his/her authority hereunder, shall be paid by the defendant. Each monitor, and any persons hired by each monitor, shall be compensated in accordance with their typical hourly rates or a reasonable fee determined by the monitor based on applicable market rates.

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3. Powers of the Monitors:

a. Each monitor shall have the authority to take such reasonable steps as, in the monitor’s view, may be necessary to be fully informed with respect to the monitor’s duties.

b. The defendant, BP plc and Affiliates shall cooperate fully with the monitors to allow each monitor to fulfill his or her respective duties under this Order, including providing each monitor with access to ail information, documents, records, facilities and/or employees, as reasonably requested by the monitor.

c. Each monitor shall maintain as confidential all non-public information, documents and records it receives from the defendant, subject to the monitor’s reporting requirements herein. Each monitor shall take appropriate steps to ensure that any of his/her consultants or employees shall also maintain the confidentiality of all such non-public information.

d. Should any monitor, or staff assisting any monitor in fulfilling his or her responsibilities, be provided access to materials (“Subject Materials”) that may be protected by the attorney-client privilege or work product doctrine (or any other legally cognizable privilege or protection), the following conditions shall apply:

i. Any provision of Subject Materials to a monitor pursuant to this order will not constitute waiver of any applicable privilege.

ii. In the event the monitors or DOJ seeks disclosure of Subject Materials for any reason, the monitor shall provide the defendant with timely notice of its intention to do so.

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iii. Each monitor shall return all Subject Materials to defendant, BP plc, and Affiliates upon the date the respective monitor is finished using Subject Materials for the purpose of fulfilling his or her responsibilities.

4. Monitors’ Reviews and Reports:

a. Each monitor shall conduct an initial review and prepare an initial report, followed by up to three follow-up reviews and reports as described below. With respect to each review, whether initial or follow-up, after consultation with the defendant and DOJ, each monitor shall prepare a written work plan, which shall be submitted to the defendant and DOJ for review and comment no fewer than 60 calendar days prior to commencing each review. The defendant and DOJ shall provide comment no later than 30 calendar days after receipt of the written work plan. The monitors’ work plans for the initial review shall include such steps as are reasonably necessary to conduct an effective initial review. In developing each work plan and in carrying out the reviews pursuant to such plans, the monitors are encouraged to coordinate with the defendant. Any disputes between the defendant and the monitors with respect to the work plan shall be decided by DOJ in its sole discretion.

b. Each monitor’s initial review shall commence no later than 120 calendar days from the date of the engagement of the monitor, unless otherwise agreed between the defendant, the respective monitor and DOJ.

c. Each monitor shall issue a written report within 120 calendar days of completing the initial review setting forth the monitor’s assessment and making recommendations reasonably designed to improve the effectiveness of the defendant’s process safety and risk management as to deepwater drilling. Each written report shall set forth the

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monitor’s assessments, recommendations, and the reasons for the recommendations. The monitors are encouraged to consult with the defendant concerning the monitors’ findings and recommendations on an ongoing basis. If a monitor identifies a potential violation of the law, the monitor shall promptly report the potential violation to the Probation Office, DOJ and the defendant. The monitors shall provide the written report to the Probation Officer, the Assistant Attorney General, Criminal Division, Department of Justice, or his/her designee, the Board of Directors of the defendant and the Board of Directors of BP plc. After consultation with the defendant, the monitors may extend the time period for issuance of the written report for up to 60 calendar days with prior written approval of DOJ.

d. Within 120 calendar days after receiving the monitor(s)’ report, the defendant, and to the extent set forth in the report, BP plc and Affiliates, shall adopt all recommendations in the report; provided, however, that within 30 calendar days after receiving the report, the defendant shall notify the monitor and DOJ in writing of any recommendations that the defendant. BP plc or Affiliates considers inconsistent with applicable law or regulation or otherwise inadvisable. As to any recommendation on which the defendant and the monitor do not agree, the defendant and the monitor shall attempt in good faith to reach an agreement within 45 calendar days after the defendant serves the written notice. In the event the defendant and the monitor are unable to agree on an acceptable alternative proposal, the defendant shall promptly consult with DOJ, and may request that DOJ consult with the Bureau of Safety and Environmental Enforcement (“BSEE”) regarding the dispute. DOJ will submit a written opinion to the defendant as to whether the defendant should adopt the

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monitor’s recommendation or an alternative proposal, and the defendant shall abide by that determination. Pending such determination, the defendant shall not be required to adopt any contested recommendation(s). With respect to any recommendation that the monitor determines cannot reasonably be adopted within 120 calendar days after receiving DOJ’s report, the monitor may extend the time period for adoption with prior written approval of DOJ.

e. Each monitor shall undertake up to three follow-up reviews. Within 120 calendar days of initiating each follow-up review, the monitors shall complete the review and report on the monitors’ findings in the same fashion as set forth above with respect to the initial review. The first follow-up review shall commence one year after the initial review was completed. The second follow-up review shall commence one year after the first follow-up review was completed. The third follow-up review shall commence one year after the second follow-up review was completed. After consultation with the defendant, the monitor(s) may extend the time period for these follow-up reviews for up to 60 calendar days with prior written approval of DOJ.

f. If, reasonably promptly after completing two follow-up reviews, a monitor and the defendant mutually agree that the defendant’s applicable policies and procedures, and implementation and enforcement thereof, are appropriate, and that further monitoring and review is not warranted, then the monitor may apply to DOJ for permission to forego the third follow-up review. If DOJ approves, then DOJ shall make a recommendation to the Probation Officer and the Court to forego the third follow-up review, and, upon approval by the Probation Officer and the Court, the engagement of the monitorship shall terminate.

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Safety and Environmental Management Systems Audits

5. For every contracted drilling rig currently in the defendant’s fleet with a remaining contract term of at least three but less than six years as of the Effective Date, the defendant shall conduct at least one Safety and Environmental Management System (“SEMS”) audit as described in 30 C.F.R. Part 250 during the remaining contract term. For every contracted drilling rig currently in the defendant’s fleet with a remaining contract term of six years or more as of the Effective Date, the defendant shall conduct at least two SEMS audits during the remaining contract term under applicable BSEE regulations. For drilling rigs that are contracted after the Effective Date, the defendant shall comply with applicable BSEE regulations concerning SEMS audits.

6. For its current contracts with rig contractors with respect to deepwater drilling rigs, the defendant shall request that its rig contractors join the Center for Offshore Safety (“COS”), which requires its members to conduct SEMS audits. For new contracts with rig contractors with respect to deepwater drilling rigs, the defendant shall require rig contractors to join COS. The defendant may choose to conduct joint SEMS audits with its contractors for contracted deepwater drilling rigs.

7. The defendant shall conduct one SEMS audit for each of its operated platforms, including BP-owned platform rigs, within five years of the Effective Date.

8. With respect to defendant-operated platforms, the defendant shall follow Third Party SEMS Auditing and Certification of Deepwater Operations Requirements as specified by COS.

Operational Oversight

9. Third Party Verification of Blowout Preventers. Each time the defendant or its contractors brings a subsea blowout preventer system as referenced in 30 CFR 250.440 (“BOP”) into service on a moored or dynamically positioned drilling rig, and each time a subsea BOP from

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a moored or dynamically positioned drilling rig is brought to the surface, the defendant or its contractors, through a third party, will verify that all required and recommended testing and maintenance of the BOP were performed in accordance with manufacturer recommendations and API Recommended Practice 53 (and Standard 53 when it becomes final).

10. Deepwater Well Control Competency Assessments. The defendant shall implement the following measures to strengthen its well control competencies:

a. The defendant shall develop, within 6 months of the Effective Date, a deepwater well control competency assessment plan for the defendant personnel responsible for oversight of deepwater drilling operations on defendant-owned or contracted rigs.

The plan shall exceed the competency requirements set forth in 30 CFR §§250.1500-1510 (Subpart O), and shall include, but not be limited to: identifying skill sets and other competencies needed to recognize, evaluate, respond, and remediate well control events; providing for the training, assessment of skills and competencies; and undertaking appropriate corrective actions for personnel who do not demonstrate the identified skills or competencies.

b. The defendant shall provide to BSEE, on an annual basis, a summary report regarding competency assessment plan implementation, including the types and aggregate number of people assessed, found competent, found in need of further training, and the number who have completed training and reassessment.

11. Cement Design and Competency.

a. The defendant shall require review and approval by subject matter experts of the defendant, BP plc, or the Affiliates of cement designs used for primary cementing of casing and exposed hydrocarbon-bearing zones during drilling operations at deepwater wells.

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b. The defendant shall require that lab testing of cement slurries for primary cementing of casing and exposed hydrocarbon bearing zones relating to drilling operations of deepwater wells be conducted or witnessed by a defendant engineer competent to evaluate such lab testing or a competent third party independent of the cement provider. The defendant shall provide lab results to the applicable BSEE field office within a reasonable period of time.

c. The defendant shall develop and provide to BSEE, within 6 months of the Effective Date, a framework document setting forth the defendant’s competency requirements for cement subject matter experts, subject to review and approval at BSEE’s option.

12. Houston Monitoring Center (“HMC”). The defendant shall maintain a real-time drilling operations monitoring center at its Houston office or other appropriate location. The well control data to be monitored will include, at a minimum, active pit volume, pump pressure, flow rate out, gas units, and trip displacement. The HMC shall monitor such data for all defendant-owned or contracted rigs conducting drilling with a subsea BOP installed on the wellhead. The defendant shall provide BSEE personnel with reasonable access to the HMC.

13. Incident Reporting. The defendant shall provide to BSEE, on an annual basis, a summary report documenting incidents operators are required to report under 30 CFR 250.188. For each item reported, the defendant shall describe the actions implemented to correct the item and/or to prevent recurrence. This report shall be submitted by March 31st of each year covering incidents during the previous calendar year.

Oil Spill Response Training and Brills

14. The defendant shall train each Command Officer and Staff, General Section Chiefs, and Staff including the Oil Spill Response Coordinator and alternates of the GoM Incident

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Management organization at least once per year and require their participation in at least one table top oil spill response exercise per year.

15. The defendant shall maintain a crisis management organization, including two crisis management centers, consisting of at least 6 crisis management professionals (including a supervisor) to assist in oil spill response training and drills.

16. The defendant shall conduct annual training with the Marine Well Containment Company (“MWCC”), or a similar organization, for its Operations Section chiefs and Source Control

Section chiefs in the Gulf of Mexico.

17. The defendant shall participate in MWCC or industry oil spill response drills at least once per year.

18. The defendant shall, at least once per year, conduct or participate in a table top exercise involving activation of MWCC to simulate mobilization of assets and personnel necessary to cap or cap/contain a subsea loss of well control.

19. The defendant shall invite the United States Coast Guard and BSEE to participate in at least one internal oil spill response drill per year.

Best Practices ‘

20. Oil Spill Response Plan (OSRP). Within 60 days of entry of this Order, the defendant shall revise its Oil Spill Response Plan as necessary to include:

a. Provisions to maintain access to a supply of dispersant and fire boom for use in the event of an uncontrolled long-term blowout for the length of time required to drill a relief well;

b. Contingencies for maintaining an ongoing response for the length of time required to drill a relief well;

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c. Description of measures and equipment necessary to maximize the effectiveness and efficiency of the response equipment used to recover the discharge on the water’s surface, including methods to increase encounter rates;

d. Information regarding remote sensing technology and equipment to be used to track oil slicks, including oil spill detection systems and remote thickness detection systems (e.g., X-band/infrared systems);

e. Information regarding the use of communication systems between response vessels and spotter personnel;

f. Shoreline protection strategy that is consistent with applicable area contingency plans; and

g. For operations using a subsea BOP or a surface BOP on a floating facility, a discussion regarding strategies and plans related to source abatement and control for blowouts from drilling.

21. Safety Technology Developed with Industry. The defendant shall collaborate with industry and academic efforts to develop discrete technologies to enhance operational safety with respect to deepwater drilling. Within one year of the Effective Date, the defendant shall propose and initiate collaboration on at least two pilot projects to evaluate technology enhancements over the course of the five year period following the Effective Date of this Order. Upon conclusion of the pilot projects, the defendant will propose to BSEE at least two pilot projects for implementation and implement them unless the defendant demonstrates that one or more pilot projects is technically unsound or economically infeasible.

22. Other Safety Technology Development. Over the course of the three years following the Effective Date of this Order defendant will advance to BSEE three proposals in one or more

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of the following categories for pilot projects regarding the development of specific new technology in: (1) enhancing functionality, intervention, testing and activation of BOP systems such as acoustics and subsea communications capabilities; (2) enhancing well design; or (3) enhancing real-time monitoring on rig and onshore. Upon conclusion of the pilot projects, the defendant will implement at least two pilot projects, unless the defendant demonstrates that one or more pilot projects is technically unsound or economically infeasible.

Transparency

23. The defendant will create, within 90 days after the Effective Date, a public website that contains the following information:

a. Lessons learned from the Deepwater Horizon incident;

b. Annual progress reports on its compliance with the special terms of probation contained in this Order;

c. Annual summaries of recordable safety incidents, days away from work, hydrocarbon spills and the volume thereof; and

d. An annual list of all incidents of non-compliance with BSEE or BOEM regulations or probation for which the defendant is cited, including corrective actions taken and penalties assessed.

Rig Equipment: Two Blind Shear Rams

24. The defendant will use, and require its contractors to use, subsea BOPs equipped with no fewer than two blind shear rams and a casing shear ram on all drilling rigs under contract to the defendant for deepwater drilling operations in dynamic positioning mode. As to moored drilling rigs under contract to the defendant which use subsea BOPs, the defendant will require that each BOP used in deepwater drilling operations be equipped with two shear

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rams, including at least one blind shear ram and either an additional blind shear ram or a casing shear ram.

Safety Organization

25. The defendant shall maintain a safety organization that has the authority to intervene or stop any operation that it deems unsafe.

Third-Party Auditor

26. The defendant will enter into a contract with an independent third-party (referred to herein as “the Auditor”) who shall review and report to the Probation Officer, DOJ, and the defendant on the defendant’s compliance with paragraphs 5 through 25 of this Order. The reasonable compensation and expenses of the Auditor shall be paid by the defendant. The Auditor shall be compensated in accordance with its typical hourly rates or a reasonable fee determined by the Auditor based on applicable market rates

27. The defendant will propose auditor(s) to perform these functions to DOJ within 90 days after the Effective Date, and the selection shall be subject to DOJ’s approval.

28. On an annual basis, the Auditor shall perform his/her responsibilities by reviewing documentation and taking such other reasonable measures as may be appropriate to sample or test the defendant’s compliance with paragraphs 5 through 25 of this Order. The Auditor shall identify and report annually its findings on the defendant’s compliance with the terms of this Order to the Probation Officer, DOJ, and the defendant.

29. If the Auditor finds deficiencies in the defendant’s compliance with paragraphs 5 through 25 of this Order, the Auditor will provide the Probation Officer, DOJ, and the defendant prompt notice and the defendant will, within 30 days, provide a plan to address the deficiencies and an opportunity to cure. In the event DOJ finds the defendant’s plan to address the

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deficiencies unacceptable, DOJ will submit a written opinion to the defendant identifying its objections and advising the defendant of an acceptable means of addressing the deficiencies. Within 30 days of receiving any such objections from DOJ, the defendant will provide an updated plan to the Auditor and DOJ which either provides for implementation of an option suggested by DOJ or an alternative means which DOJ determines to satisfactorily address its objections.

30. In addition to an annual report, the auditor shall periodically evaluate and report to the Probation Officer, BSEE, DOJ, and the defendant whether the defendant has complied with any plan to address deficiencies identified by the Auditor.

31. In the event the Auditor resigns, the defendant will propose to DOJ replacement auditor(s) to perform these functions promptly after such resignation. Selection of a replacement auditor shall be subject to the same process set forth immediately above.

Development of Implementation Plan

32. The provisions in Paragraphs 5-31 constitute a framework and outline of the subject areas for the development of more specific measures that the defendant must implement pursuant to this Order. By no later than 60 days after the Effective Date of this Order, the defendant shall submit a detailed implementation plan for approval by the Probation Officer and DOJ. The defendant shall consult with DOJ or its designee in preparing the implementation plan, and the plan shall include among other things, and as necessary and appropriate, interim milestones covering each of the following areas: Safety and Environmental Management Systems Audits (Paragraphs 5-8), Operational Oversight (Paragraphs 9-13), Oil Spill Response Training and Drills (Paragraphs 14-19), Best Practices (Paragraphs 20-22), Transparency (Paragraph 23), Rig Equipment: Two Blind Shear Rams (Paragraph 24), Safety

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Organization (Paragraph 25) and Third-Party Auditor (Paragraphs 26-31). Upon approval of the implementation plan by the Probation Officer and DOJ, the defendant shall comply with the plan. After approval of the implementation plan, the defendant may request in writing that the Probation Officer and DOJ approve modifications of the implementation plan for good cause. Upon approval of a modification by the Probation Officer and DOJ, the defendant shall comply with the implementation plan as modified. Compliance with the implementation plan’s provisions is a special condition of the defendant’s probation. The defendant is required to provide prompt notice to the Probation Officer in the event the defendant fails to comply with any of the provisions of the implementation plan, including meeting any of the interim milestones.

Gulf of Mexico Research Initiative

33. The defendant will continue to fulfill its commitment to fund the Gulf of Mexico Research Initiative announced by BP on May 24, 2010, at the level established by the Master Research Agreement of March 14, 2011 between BP and the Gulf of Mexico Alliance.

National Academy of Sciences

34. The defendant shall pay $350 million ($350,000,000.00) to the National Academy of Sciences for the purposes of oil spill prevention and response in the Gulf of Mexico, as provided for in an agreement between the defendant and the National Academy of Sciences attached hereto as Exhibit 1.

National Fish and Wildlife Foundation

35. The defendant shall pay $2,394 billion ($2,394,000,000.00) to the National Fish and Wildlife Foundation (“NFWF”), a nonprofit organization established pursuant to 16 U.S.C. § 3701—3710. With respect to the work described in paragraph 37 below, the defendant shall assume

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no responsibilities or obligations other than making the payments described in paragraphs 35 and 36.

36. The defendant’s payments to NFWF shall be made according to the following schedule: (a) $100 million to be paid within 60 days of sentencing; (b) an additional $300 million to be paid within one year of sentencing; (c) an additional $300 million to be paid within two years of sentencing; (d) an additional $300 million to be paid within three years of sentencing; (e) an additional $500 million to be paid within four years of sentencing; and (f) the remainder to be paid within five years of sentencing. Payments shall be made by certified check payable to the National Fish and Wildlife Foundation and mailed to the attention of its Chief Financial Officer at 1133 15th Street, NW, Suite 1100, Washington, DC 20005, and including a reference to the case number in this proceeding; or by electronic funds transfer in accordance with written instructions to be provided to the defendant by NFWF at the time of transfer.

37. NFWF shall use the money it receives from the defendant pursuant to this Order for the following purposes and subject to the following conditions:

a. To remedy harm and eliminate or reduce the risk of future harm to Gulf Coast natural resources, NFWF shall use approximately half of the payments to conduct or fund projects to remedy harm to resources where there has been injury to, or destruction of, loss of, or loss of use of those resources resulting from the Macondo oil spill. NFWF shall conduct or fund projects in the following states in approximately the following proportions: (1) Alabama, 28%, (2) Florida, 28%, (3) Mississippi, 28%, and (4)

Texas, 16%. NFWF shall consult with appropriate state resource managers, as well as federal resource managers that have the statutory authority for coordination or

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cooperation with private entities, to identify projects and to maximize the environmental benefits of such projects.

b. To remedy harm and eliminate or reduce the risk of future harm to the State of Louisiana and its natural resources, NFWF will use approximately half of the payments to create or restore barrier islands off the coast of Louisiana and/or to implement river diversion projects on the Mississippi and/or Atchafalaya Rivers for the purpose of creating, preserving and restoring coastal habitat, in order to remedy harm to resources where there has been injury to, or destruction of, loss of, or loss of use of those resources resulting from the Macondo oil spill. In conducting or funding these projects, NFWF will consult with State resource managers, as well as federal resource managers that have the statutory authority for coordination or cooperation with private entities regarding management or protection for coastal habitat, to identify the highest priority projects, and to maximize the environmental benefits of such projects. In identifying projects, NFWF shall consider the State’s Coastal Master Plan, as well as the Louisiana Coastal Area Mississippi River Hydrodynamic and Delta Management Study, as appropriate.

c. In identifying and selecting projects to receive funding pursuant to this Order, NFWF shall not incur liability of any nature in connection with any act or omission, made in good faith, in the administration of the funds or otherwise pursuant to this Order, excepting, however, liability resulting from NFWF’s gross negligence or willful misconduct. In addition, if and to the extent NFWF grants funds to or contracts with any governmental entity to implement any project under this Order: (a) NFWF shall be deemed to act solely as an administrative agent in contracting for, granting to, and

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disbursing funds for any such project, and (b) NFWF shall not be deemed to incur any liability of any nature in connection with the design, engineering, construction, operation, or maintenance of any such project, including, without limitation, any impact or consequences of any such project on fish, wildlife, plant, or other natural resources, personal injury or property damage.

d. NFWF’s use of funds received pursuant to this Order shall be subject to the reporting requirements of 16 U.S.C. § 3706. In addition, NFWF shall report to the Probation Officer and to the parties regarding the status and disposition of money it has received pursuant to this Order, on at least an annual basis, until all such money has been spent.

Successors

38. This Order shall be applicable to the defendant, and to the extent specified herein, to BP plc and Affiliates, during the defendant’s term of probation.

39. In the event of a sale, assignment or transfer of all of the defendant’s stock or assets to an unaffiliated third party pursuant to an arm’s-length transaction, the terms of this Order shall continue to apply to the defendant and to any successor of the defendant.

40. With respect to the sale, assignment or transfer of some but not all of defendant’s assets to an unaffiliated third party pursuant to arm’s-length transaction, including but not limited to the transfer of operational control of a jointly owned asset to an unaffiliated third party, such third party shall not be liable for defendant’s obligations, and the defendant and, as necessary, BP plc and Affiliates, shall remain obligated to comply with the obligations in this Order with respect to all non-disposed assets, but not with respect to the sold, assigned or transferred assets.

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41. With respect to a sale, assignment, or transfer covered in paragraph 39, a third party purchaser may petition the Court to be relieved from one or more terms of this Order upon a showing that (a) the third party purchaser has a SEMS system compliant with current BSEE regulations; and (b) all applicable regulatory approvals for the transaction have been or will be obtained. The third party purchaser may also petition the Court to be relieved from any particular term in Paragraphs 5 through 25 on the grounds that the particular term creates inconsistent, conflicting, or redundant obligations under the third party purchaser’s existing SEMS systems and operational practices and procedures or other reasonable grounds. Prior to petitioning the Court for such relief, the third party will consult with DOJ regarding the requested relief, and DOJ will advise the Court of its conclusion as to whether the requested relief is appropriate.

42. The requirements of this Order are in addition to all other applicable requirements of law. This Order does not operate as a permit under federal, state or local regulations, and the defendant remains responsible for complying with all applicable federal, state and local laws, orders and permits. The defendant may not claim that compliance with this Order is a defense to any action commenced under applicable federal, state or local law. The government does not warrant that BP’s compliance with this Order constitutes compliance with other applicable legal requirements, including but not limited to BSEE audit requirements.

43.	The defendant’s obligations pursuant to this Order expire five years after the Effective Date except as otherwise provided herein or as modified by the Court.

SO ORDERED this 29th day of January 2013.

/S/ SARAH VANCE
UNITED STATES DISTRICT JUDGE